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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39904

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FLI INVESTORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE JERICHO PLAZA - SUITE 201
(No. and Street)

JERICHO (City) NEW YORK (State) 11753 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEPHEN J. JUCHEM (516) 935-1200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRASSI & CO.
(Name – *if individual, state last, first, middle name*)

488 MADISON AVE., 21ST FLOOR (Address) NEW YORK (City) NEW YORK (State) 10022 (Zip Code)

SEC
Mail Processing
Section
FEB 04 2020
Washington DC
416

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, STEPHEN J. JUCHEM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FLI INVESTORS, LLC, as of DECEMBER 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JO-ANNE BROCCOLO
Notary Public, State of New York
Registration No. 01BR4938754
Qualified in Nassau County
Cert. Filed in Nassau County
My Commission Expires July 25, 2022

Jo-Anne Broccolo
Notary Public

Signature

SR. VP & CFO
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Rule 15c3-3 Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRASSI & CO.
Accountants and Success Consultants®

Accounting, Auditing, Tax, Litigation Support, Valuation, Management & Technology Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Members
of FLI Investors, LLC

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of FLI Investors, LLC ("the Company") as of December 31, 2019 and 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statements of financial condition present fairly, in all material respects, the financial position of FLI Investors, LLC as of December 31, 2019 and 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included, examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Grassi & Co, CPAs, P.C.

GRASSI & CO., CPAs, P.C.

We have served as the Company's auditors since 2019.

New York, New York
January 31, 2020

www.grassicpas.com

An Independent Firm Associated with Moore Stephens International Limited

488 Madison Avenue, 21st Floor
New York, NY 10022
(212) 661-6166 ■ Fax (212) 755-6748

Offices: New York, NY; Jericho, NY; Park Ridge, NJ; White Plains, NY; Ronkonkoma, NY

FLI INVESTORS, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2019 AND 2018

		2019		2018
ASSETS				
Cash	$	93,994	$	50,272
Accounts receivable		93,267		59,246
Total assets	$	187,261	$	109,518
LIABILITIES AND MEMBERS' EQUITY				
Accrued expenses	$	10,000	$	10,000
Deferred revenue		4,547		-
Accrued member distributions		31,780		-
Total liabilities		46,327		10,000
Members' equity		140,934		99,518
Total liabilities and members' equity	$	187,261	$	109,518

The accompanying Notes are an integral part of this financial statement.

FLI INVESTORS, LLC

NOTES TO STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2019 AND 2018

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

FLI Investors, LLC (the "Company") was organized on August 1, 1998, under Delaware state law. The Company is a financial services firm, rendering brokerage services as a broker/dealer. The Company is registered with the United States Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company's customers through various third party entities are primarily high net worth individuals domiciled in the United States of America.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

These financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

(b) Cash and Cash Equivalents

The Company's cash is held at financial institutions which have Federal Deposit Insurance Corporation ("FDIC") coverage. The Company's cash held at FDIC insured financial institutions may, at times, exceed FDIC covered amounts.

(c) Income Tax Policy

As a limited liability company, the Company has elected to be treated as a partnership under the provisions of the Internal Revenue Code. Under those provisions, the Company does not pay federal or state income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective share of the Company's taxable income.

U.S. GAAP requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely-than-not of being sustained upon examination by the applicable tax authority, based on the technical merits of the tax position. Management believes any such positions would be immaterial to the overall financial statements.

(d) Subsequent Events

The Company has evaluated subsequent events after December 31, 2019 through January 31, 2020, the date that the financial statement was considered available to be issued.

(continued)

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company receives management fees from certain entities related to the Company by common ownership.

The Company has a cost sharing agreement for rent, salaries, insurance and other general administrative expenses with an entity related through common ownership.

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one subject to a minimum net capital requirement of $5,000. At December 31, 2019, the Company had net capital of $47,667, which was $42,667 in excess of its required net capital. The Company's net capital ratio was .97 to 1.

NOTE 5 - INDEMNIFICATIONS

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

GRASSI & CO.
Accountants and Success Consultants®
Accounting, Auditing, Tax, Litigation Support,
Valuation, Management & Technology Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Members
of FLI Investors, LLC

We have reviewed management's statements, included in the accompanying FLI Investors, LLC's Exemption Report, in which (1) FLI Investors, LLC ("the Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grassi & Co, CPAs, P.C.

GRASSI & CO., CPAs, P.C.

New York, New York
January 31, 2020

www.grassicpas.com
An Independent Firm Associated with Moore Stephens International Limited

488 Madison Avenue, 21st Floor
New York, NY 10022
(212) 661-6166 ■ Fax (212) 755-6748

Offices: New York, NY; Jericho, NY; Park Ridge, NJ; White Plains, NY; Ronkonkoma, NY

FLI Investors, LLC's Exemption Report

FLI Investors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1)(i)(8)(2) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): Rule 15c3-3, Section (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the year ended December 31, 2019, without exception.

FLI Investors, LLC
By: Robert D. Rosenthal
Title: Chairman and Chief Executive Officer

I, Stephen J. Juchem, affirm that, to my best knowledge and belief, (i) this Exemption Report is true and correct and, (ii) neither FLI Investors, LLC, nor any member, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

By: Stephen J. Juchem
Title: Senior Vice President and Chief Financial Officer
January 31, 2020

FLI INVESTORS, LLC

STATEMENTS OF FINANCIAL CONDITION

FOR THE YEARS ENDED
DECEMBER 31, 2019 AND 2018

FILED AS PUBLIC INFORMATION PURSUANT
TO RULE 17a-5(d) UNDER THE SECURITIES
EXCHANGE ACT OF 1934